I Francis A. Zubrowski resign from the board of directors and all officer positions of the following companies:

MB Consulting

All State Properties Holdings Company

EnergyOne Technologies Inc.

I hereby transfer all interest acquired from Robert L. Hamilton in the fore mentioned entities back to Robert L. Hamilton which I have been holding in trust for Robert L. Hamilton, in return for $1 (One Dollar) and other good and valuable consideration.

Francis A. Zubrowski

Robert L. Hamilton

Witness